SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8A

                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(A) OF THE
                         INVESTMENT COMPANY ACT OF 1940


The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section
8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

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Name:        Fleming Capital Mutual Fund Group

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                  c/o 320 Park Avenue
                  New York, New York  10022

Telephone Number (including area code):  (212) 508-3600

Name and address of agent for service of process:

Steven J. Paggioli
Investment Company Administration Corporation
479 West 22nd Street
New York, New York  10011

                       Copies to:        Richard F. Jackson, Esq.
                                         Morgan, Lewis & Bockius LLP
                                         1800 M Street, N.W., 9th Floor
                                         Washington, D.C. 20036

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Check Appropriate Box:

      Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form
      N-8A:  Yes X    No
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Notice:  A copy of the Agreement  and  Declaration  of Trust of Fleming  Capital
Mutual Fund Group is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that this Registration Statement has been executed on behalf of the Trust by an officer of the Trust as an officer and by its Trustees as trustees and not individually and the obligations of or arising out of this Registration Statement are not binding upon any of the Trustees, officers or shareholders individually, but are binding only upon the assets and property of the Trust.

      Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York State of New York on the 21st day of April, 1997.

                                    Signature: FLEMING CAPITAL MUTUAL FUND GROUP


                                    By:  /s/ Arthur Levy
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                                        Arthur Levy
                                        Sole Trustee, President and Chief
                                        Financial Officer


Attest: /s/ Catherine J. Taulbee
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